April 6, 2010

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MCG Capital Corporation

Commission File No. 814-00239

Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are preliminary copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s 2010 Annual Meeting of Stockholders to be held on May 26, 2010 (the “Annual Meeting”). The Company anticipates releasing its definitive proxy materials to stockholders on or about April 21, 2010.

In accordance with Instruction 3 to Item 10 of Schedule 14A, attached as appendices to the proxy statement are the Second Amended and Restated 2006 Employee Restricted Stock Plan and the Second Amended and Restated 2006 Non-Employee Director Restricted Stock Plan, which will be acted upon at the Annual Meeting. In accordance with Instruction 5 to Item 10 of Schedule 14A, the Company hereby supplementally informs the Commission that the Company expects to file a Registration Statement on Form S-8 to register the additional shares of common stock that are issuable under the Plans upon approval by the Company’s stockholders at the Annual Meeting.

Please call the undersigned at (703) 247-7552 should you have any questions or comments regarding this matter.

Very truly yours,

/s/ Tod K. Reichert
Tod K. Reichert
Senior Vice President

Attachments

1100 Wilson Boulevard · Suite 3000 · Arlington, VA 22209

703.247.7500 · 703. 247.7505 (Facsimile)